EXHIBIT 12

Calculation of Ratio of Earnings to Fixed Charges
Archer-Daniels-Midland Company
Expressed in Thousands

	2008	2009	2010	2011	2012
Earnings
Earnings Before Income Taxes	$2,594,399	$2,499,557	$2,585,099	$3,015,311	$1,764,898
Less: Equity in Earnings of
Affiliates, Net of Dividends	(284,316)	55,367	(326,232)	(396,755)	(243,121)
Less: Capitalized Interest Included in Interest
Below	(52,110)	(94,532)	(75,060)	(7,211)	(20,869)
Less: Noncontrolling Interest	(6,103)	(3,751)	10,996	17,573	(18,387)
Total Earnings	2,251,870	2,456,641	2,194,803	2,628,918	1,482,521
Fixed Charges
Interest Expense:
Consolidated Interest Expense	512,922	469,059	421,461	482,298	441,765
Capitalized Interest	52,110	94,532	75,060	7,211	20,869
Total Interest Expense	565,032	563,591	496,521	489,509	462,634
Amortization of Debt Discount (1)	3,250	3,832	3,805	4,282
One Third of Rental Expenses	67,106	72,289	80,682	83,764	69,648
Total Fixed Charges	635,388	639,712	581,008	577,555	532,282

Earnings Available for Fixed Charges	$2,887,258	$3,096,353	$2,775,811	$3,206,473	$2,014,803
Ratio of Earnings to Fixed Charges	4.54	4.84	4.78	5.55	3.79

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.